                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 29, 2003 or

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to
     __________

COMMISSION FILE NUMBER 1-14989

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            WESCO INTERNATIONAL, Inc.
                          225 West Station Square Drive
                                    Suite 700
                       Pittsburgh, Pennsylvania 15219-1122

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
INDEX
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..............................2

Statement of Changes in Net Assets Available for Benefits....................3

Notes to Financial Statements..............................................4-9

SUPPLEMENTAL SCHEDULE

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year).........10-13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the "Plan") at December 29, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 29, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





May 14, 2004

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

                                                                    2003                  2002
Investments (Notes 2 and 6)                                     $228,849,727          $191,073,232
Receivables
    Employee contributions                                            58,562               347,809
    Employer matching contributions                                   24,353               144,346
    Employer profit sharing discretionary contribution             3,770,102                  --
Accrued interest                                                      14,058                22,592
                                                                ------------          ------------
        Net assets available for benefits                       $232,716,802          $191,587,979
                                                                ============          ============





   The accompanying notes are an integral part of these financial statements.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 29, 2003
-------------------------------------------------------------------------------

ADDITIONS
Employee contributions                                                $ 11,908,265
Employee rollovers                                                         448,899
Employer contributions                                                   7,456,668
Net appreciation from registered investment companies                   23,766,318
Net appreciation from common/collective trust funds                      8,816,423
Net appreciation from stock funds and self-directed accounts             2,961,459
                                                                      ------------
                                                                        55,358,032
Interest and dividend income                                               640,741
                                                                      ------------
             Total additions                                            55,998,773
                                                                      ------------
DEDUCTIONS
Distributions to withdrawing participants                               14,869,950
                                                                      ------------
             Total deductions                                           14,869,950
                                                                      ------------
             Net increase                                               41,128,823
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                      191,587,979
                                                                      ------------
End of year                                                           $232,716,802
                                                                      ============





   The accompanying notes are an integral part of these financial statements.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

1.    MAJOR FEATURES OF THE PLAN

      WESCO Distribution, Inc. Retirement Savings Plan (the "Plan") was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the "Company") and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

      The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

      The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the Plan, participants may elect to make contributions on a tax deferred basis in the form of a payroll deduction ("Tax Deferred Contributions") ranging from 1% up to the lesser of 15% of their compensation or $12,000. In addition, participants may elect to make contributions on an after-tax basis in the form of a payroll deduction ("After-Tax Contributions") ranging from 1% up to the lesser of 15% of their compensation or $12,000. Effective January 1, 2003, the range of compensation that participants may elect to contribute to the Plan in the form of a payroll deduction for Tax Deferred Contributions and After-Tax Contributions changed to 1% up to the lesser of 50% of their compensation or $12,000. The $12,000 may be adjusted in future years by the Internal Revenue Service ("IRS"). The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15% of the participant's compensation. Effective January 1, 2003, this percentage changed to 50%. Subject to limitation, the Company will make contributions ("Regular Company Contributions") in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 6%. In addition, the Company may, at the Board of Directors' discretion, make a discretionary profit sharing contribution ("Company Profit Sharing Contribution") to the Plan provided certain predetermined profit levels are attained. The Company made a profit sharing contribution of $3,770,102 for the year ended December 29, 2003.

      Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule until December 31, 2003:

      Less than three years of service                             0%
      Three years of service                                      33%
      Four years of service                                       66%
      Five or more years of service                              100%

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------


      Effective January 1, 2003, the vesting provisions of the plan changed. Participants now vest in their allocated share of employer contributions according to the following schedule:


      Less than two years of service                                    0%
      Two years of service                                             20%
      Three years of service                                           40%
      Four years of service                                            66%
      Five or more years of service                                   100%


      In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

      Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2003 were approximately $5,000.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

      Sixteen options were available for investment of contributions to the Plan as of December 29, 2003. A brief description of the investment options is as follows:

           FUND                            DESCRIPTION

      American Balanced Fund  Broadly diversified fund that invests in securities and bonds for the preservation of capital, current income and long-term growth of capital and income

      American Century        Long-term capital growth fund that invests in
       Value Fund              securities that its management believes are
                               undervalued at the time

      American Express Trust  Diversified corporate stock fund that seeks to
       Equity Index Fund I     achieve a return as close as possible to the
                               Standard and Poor's 500 Stock Index

      American Express Trust  Fixed income fund that invests exclusively in
       Income Fund II          American Express Trust Income Fund I, which
                               invests in a diversified pool of insurance and bank investment contracts and book value investment contracts of varying maturity size and yield to preserve principal and income

      American Express Trust  Invests in a portfolio consisting of equity
       Midcap Growth Fund      securities, primarily comprised of mid-to-large
                               capitalized companies, convertible securities, money market instruments, and stock index future contracts

      AXP New Dimension Fund  Common stock fund that seeks companies showing potential for significant growth for long-term growth of capital

      Columbia Contrarian     This bond fund normally invests at least 65%
       Income Fund             of its assets in U.S. Government debt securities,
                               investment grade bonds, and cash and cash equivalents

      Columbia Acorn Fund     The fund invests primarily in common stocks of
                               small to medium sized companies with
                               capitalizations of less than $2 billion.

      MFS Value Fund          Diversified fund that invests in income-producing
                               equities, fixed-income securities, and foreign securities

      Promix Max Term         This fund is an aggressive mix of stocks, bonds,
       Investment Trust Fund   and cash that invests primarily in stocks, but
                               may invest, to a limited extent, in fixed income securities

      Promix Extended Term    This fund is a growth-oriented mix of stocks,
       Investment Trust Fund   bonds, and cash that invests primarily in
                               long-term assets. Stocks will be the predominant assets held by the fund as long as the stock market valuations are favorable vs. long-term bonds

      Promix Moderate Term    This fund is a moderately conservative mix of
       Investment Trust Fund   stocks, bonds, and cash that invests primarily in
                               fixed income securities

      Promix Conservative     This fund is a conservative mix of stocks, bonds,
       Term Investment         and cash invested primarily to generate a more
       Trust Fund              stable rate of growth than the stock market

      Self-Directed           Account that provides participants access to
       Brokerage Account       a wide range of common stocks and mutual funds
                               beyond those available through the Plan

      Templeton Foreign Fund  Aggressive long-term capital growth fund that invests in common stocks of companies outside the United States

      WESCO International     Fund that invests in the stock of WESCO
       Stock Fund              International, Inc.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

      In addition, participant account balances transferred from the prior plans may remain invested in the Viacom (formerly "CBS Corporation") Pooled Stock Fund, although no future contributions may be invested in the Viacom Pooled Stock Fund. Investment income earned by the Viacom Pooled Stock Fund is invested in the American Express Trust Income Fund II in accordance with the plan document. As a result of the initial public offering of WESCO International, Inc., participants were also given the option to invest in the WESCO International Stock Fund effective July 1, 1999.

      An account is maintained for each participant, which is credited with the participant's contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.

      The Investment Committee and the Administrative Committee of the Company's Board of Directors administer the Plan. Reference should be made to the Prospectus, "What Does Your Future Hold?", for additional information on the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING PRINCIPLES
      The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the
      Plan:

      BASIS OF ACCOUNTING
      The accounting records of the Plan are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION
      Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies, common/collective trust funds and common stocks are valued by the trustee based on market values of all assets in the funds' securities portfolio and the number of units in the funds owned by the Plan. Investments in the Viacom Pooled Stock Fund and WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date.

      NET APPRECIATION (DEPRECIATION) IN VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies, Viacom and WESCO International stock and other common stocks.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

      USE OF ESTIMATES
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      OTHER
      Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

      Benefits are recorded when paid.

3.    TAX STATUS

      By a favorable determination letter dated October 15, 2003, the IRS has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements.

4.    EMPLOYEE LOANS

      Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

      The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 5.0% and 5.25% for the period December 29, 2002 to December 29, 2003. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $3,087,000 were made from the Plan and loan principal repayments of approximately $3,131,000 were received by the Plan for the year ended December 29, 2003. Interest of approximately $373,000 was received by the Plan for the year ended December 29, 2003 related to employee loans.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2003 AND 2002
------------------------------------------------------------------------------

5.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to such participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

6.    INVESTMENTS

      Investments representing 5% or more of the net assets available for benefits as of December 29, 2003 and 2002 were as follows:


                                                            2003               2002
      American Express Trust Income Fund II             $60,672,391        $60,815,296
      American Express Trust Equity Index Fund I         28,313,897         21,667,895
      American Balanced Fund                             26,979,066         21,022,392
      AXP New Dimension Fund                             43,881,568         35,539,734
      PIMCO Opportunity Fund                                 *              10,596,247
      Columbia Acorn Fund                                17,192,475             *


      * These funds did not represent 5% or more of the net assets available for benefits as of the respective Plan year end.

7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by American Express. The trustee of the Plan is American Express Trust Company. Participants of the Plan may also elect to invest in the WESCO Pooled Stock Fund. WESCO, Inc. is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1723345, PLAN NUMBER 001
DECEMBER 29, 2003                                          SCHEDULE H, LINE 4i
------------------------------------------------------------------------------

                                                                                                                    FAIR
(a)            ISSUER(b)                          DESCRIPTION(c)                                  COST(d)          VLUE(e)
*   American Express Trust Company       AET Midcap Growth II                                                  $     764,769
*   American Express Trust Company       AET Income II                                                            60,672,391
*   American Express Trust Company       AET Equity Index I                                                       28,313,897
*   American Express Financial           AXP New Dimensions Fund                                                  43,881,568
    American Funds                       American Balanced Fund (Class A)                                         26,979,066
    American Century Investments         American Century Value Fund                                              11,289,426
    Columbia Mutual Funds                Columbia Acorn Fund (Class A)                                            17,192,475
    Columbia Mutual Funds                Columbia Contrarian Income Fund                                           7,582,425
    MFS Family of Funds                  MFS Value Fund (Class A)                                                  2,198,364
    Participant Promissory Notes         5.0%-10.5% due at various dates                                           5,584,313
    Promix Funds                         Promix Max Term Investment Trust                                            697,679
    Promix Funds                         Promix Extended Term Investment Trust                                       782,504
    Promix Funds                         Promix Moderate Term Investment Trust                                       255,735
    Promix Funds                         Promix Conservative Term Inv. Trust                                         174,157
    Templeton Funds                      Templeton Foreign Fund (A)                                                7,693,207
*   WESCO International, Inc.            WESCO International Pooled Stock Fund                                     5,330,681
    Advanced Micro Dev.                  Common Stock                                                                 10,986
    AES Corp.                            Common Stock                                                                    604
    Altria Group Inc.                    Common Stock                                                                  2,720
    Amazon Com. Inc.                     Common Stock                                                                  1,123
    American Ammunition Inc.             Common Stock                                                                     25
    American Century Investments         American Century Cap Portfolio Fund                                          11,551
    American Century Investments         American Century Equity Income Fund                                          11,666
*   American Express Financial           AXP Threadneedle European Equity                                              8,407
*   American Express Trust Company       AET Money Market I                                                          170,726
*   American Express Trust Company       AET Money Market II                                                          80,074
    Anheuser Busch                       Common Stock                                                                  3,930
    Applied Materials                    Common Stock                                                                  4,544
    Aquila Inc.                          Common Stock                                                                 17,700
    Artemis International Sol            Common Stock                                                                     46
    Artisan International Investor Shrs. Common Stock                                                                  3,507
    AT&T Wireless Services               Common Stock                                                                    783
    Avolonbay Communities Inc.           Common Stock                                                                  9,690
    Baron Funds                          Baron Asset Small Cap Fund                                                    6,796
    Baron Funds                          Baron Growth Fund                                                             9,889
    Berkshire Hathaway Inc.              Common Stock                                                                  2,800
    Berwyn Group                         Berwyn Income Fund                                                           30,018
    Big Dog Holdings Inc.                Common Stock                                                                    373
    Biogen Idec Inc.                     Common Stock                                                                  2,624
    Boeing Co.                           Common Stock                                                                  4,200
    Brandywine Funds                     Brandywine Income Fund                                                       32,038
    Brazos Mutual Funds                  Brazos Micro Cap Growth Portfolio                                             5,362
    Budget Group Inc.                    Common Stock                                                                  1,708
    Calpine Corp.                        Common Stock                                                                    244
    Charles Schwab Corp.                 Common Stock                                                                  4,616


WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1723345, PLAN NUMBER 001
DECEMBER 29, 2003                                          SCHEDULE H, LINE 4i
------------------------------------------------------------------------------

                                                                                                                    FAIR
(a)            ISSUER(b)                          DESCRIPTION(c)                                  COST(d)          VLUE(e)
    Chevron Texaco Corp.                 Common Stock                                                                  4,275
    Chicago Mercantile Ex Holdings       Common Stock                                                                  5,430
    Chiral Quest Inc.                    Common Stock                                                                     88
    Cisco Systems                        Common Stock                                                                  7,808
    Coach Inc.                           Common Stock                                                                  2,799
    Coinstar, Inc.                       Common Stock                                                                  9,380
    Comdisco Hldg Co. Inc.               Common Stock                                                                  1,160
    Concord EFS Inc.                     Common Stock                                                                  8,808
    Corning Inc.                         Common Stock                                                                    978
    CTS Corp.                            Common Stock                                                                  1,190
    DCH Technology                       Common Stock                                                                     30
    Dodge & Cox Funds                    Dodge & Cox Balanced Fund                                                     7,301
    Dodge & Cox Funds                    Dodge & Cox Stock Fund                                                       11,025
    Dualstar Technologies                Common Stock                                                                     38
    Eagle Broadband Inc.                 Common Stock                                                                 34,060
    Earthshell Corp.                     Common Stock                                                                    178
    Eclipse Funds                        Eclipse Balanced Fund                                                         7,251
    EMC Corp.                            Common Stock                                                                  1,287
    Encana Corp.                         Common Stock                                                                 11,826
    Equifax Inc.                         Common Stock                                                                  4,249
    Ericsson Telephone Co                Common Stock                                                                    179
    Excelsior Funds                      Excelsior Fds Inc.                                                            8,862
    Federal Mogul Corp.                  Common Stock                                                                  1,572
    Fidelity National Financial          Common Stock                                                                  1,932
    First Data Corp.                     Common Stock                                                                  5,098
    Ford Motor Company                   Common Stock                                                                  1,616
    Free Markets Inc.                    Common Stock                                                                  4,445
    Fremont Investment Advisors          Fremont Bond Fund                                                             8,229
    Fremont Investment Advisors          Fremont U.S. Micro-Cap Fund                                                  13,082
    Gabelli Funds                        Gabelli Asset Fund                                                            5,671
    Gabelli Funds                        Gabelli Gold Fund                                                            14,603
    General Dynamics                     Common Stock                                                                  3,610
    General Electric                     Common Stock                                                                  1,850
    General Motors                       Common Stock                                                                  1,880
    Genesco Inc.                         Common Stock                                                                  6,232
    Genetronics Biomedical Ltd.          Common Stock                                                                  7,260
    Global Crossing Ltd.                 Common Stock                                                                     28
    Goodyear Tire & Rubber               Common Stock                                                                    788
    Halliburton Co.                      Common Stock                                                                  4,449
    Harbor Funds                         Harbor Bond Fund                                                              5,606
    Harbor Funds                         Harbor International Fund                                                    14,313
    Harris Associates                    Harris Assoc Investment Trust                                                10,697
    Heartland Funds                      Heartland Value Fund                                                         10,567
    Home Depot                           Common Stock                                                                  5,337
    Icon Funds                           Icon Information Technology Fund                                             10,232
    Intel Corp.                          Common Stock                                                                 11,253

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1723345, PLAN NUMBER 001
DECEMBER 29, 2003                                          SCHEDULE H, LINE 4i
------------------------------------------------------------------------------

                                                                                                                    FAIR
(a)            ISSUER(b)                          DESCRIPTION(c)                                  COST(d)          VLUE(e)
    Internap Network Systems             Common Stock                                                                  2,471
    International Game Technology        Common Stock                                                                  4,683
    Ishares TR                           Common Stock                                                                 11,215
    Janus Funds                          Janus Growth and Income Fund                                                 12,931
    Janus Funds                          Janus Mid Cap Value Fund                                                      9,588
    JDS Uniphase Corp.                   Common Stock                                                                  6,820
    Kaire Holdings Inc.                  Common Stock                                                                     20
    Keryx Biopharmaceuticals             Common Stock                                                                 13,050
    Leap Wireless International Inc.     Common Stock                                                                      6
    Leuthhold Funds                      Leuthhold Core Investment Fund                                                7,478
    Liberty Property Trust               Common Stock                                                                  7,670
    LTV Corp.                            Common Stock                                                                      2
    Lucent Technologies                  Common Stock                                                                  1,144
    Merck & Co.                          Common Stock                                                                  4,569
    Meridian Funds                       Meridian Value Funds                                                          6,164
    Microsoft Corp.                      Common Stock                                                                  4,531
    Microtone Inc.                       Common Stock                                                                    116
    Mirant Corp.                         Common Stock                                                                  1,900
    NASDAQ                               NASDAQ Gold Tr I Uit                                                         26,419
    National Health Investors, Inc.      Common Stock                                                                  9,992
    Neuberger Berman                     Neuberger Berman Genesis Trust                                                6,479
    Nisource Inc.                        Common Stock                                                                    247
    Nokia Corp.                          Common Stock                                                                  4,258
    Nortel Networks Corp. New            Common Stock                                                                  8,666
    Northern Trust Corp.                 Common Stock                                                                  4,558
    Novatel Wireless                     Common Stock                                                                    729
    Nvidia Corp.                         Common Stock                                                                    948
    Oak Associates                       Oak Associates White Oak Growth Stock Portfolio                              17,441
    Oakmark Funds                        Oakmark Equity and Income Fund                                               27,719
    Oracle Systems                       Common Stock                                                                  3,954
    Panera Bread Co.                     Common Stock                                                                  4,774
    Paychex Inc.                         Common Stock                                                                  7,400
    Pfizer Inc.                          Common Stock                                                                  7,875
    Photoworks, Inc.                     Common Stock                                                                     50
    PIMCO Funds                          PIMCO Funds Multi Manager Service                                             8,197
    PIMCO Funds                          PIMCO Funds Pacific Investment Management
                                            Service                                                                    9,777
    PNC Financial Services Group         Common Stock                                                                  1,527
    Polymedica Corp.                     Common Stock                                                                 23,607
    Profunds                             Profund Ultrasmall Cap Profund I                                             84,686
    Profunds                             Profunds                                                                     81,704
    Profunds                             Profunds                                                                     79,019
    Qualcomm Inc.                        Common Stock                                                                  8,223
    Ralcorp Holdings Inc.                Common Stock                                                                  1,624
    RBB Family                           RBB Boston Partners Large Cap Value Fund                                      5,360

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1723345, PLAN NUMBER 001
DECEMBER 29, 2003                                          SCHEDULE H, LINE 4i
------------------------------------------------------------------------------

                                                                                                                    FAIR
(a)            ISSUER(b)                          DESCRIPTION(c)                                  COST(d)          VLUE(e)
    RCM Global Health                    Common Stock                                                                  7,670
    Real Networks Inc.                   Common Stock                                                                    563
    Reliant Resources Inc.               Common Stock                                                                 21,090
    RF Micro-Devices                     Common Stock                                                                  3,988
    RSA Sec Inc.                         Common Stock                                                                  1,442
    Savvis Communications                Common Stock                                                                    153
    Schering-Plough                      Common Stock                                                                  1,709
    Secure Computing Corp.               Common Stock                                                                    122
    Shaw Group Inc.                      Common Stock                                                                  1,371
    Sirius Satellite Radio Inc.          Common Stock                                                                  3,548
    Solomon Alliance GRP                 Common Stock                                                                     40
    Sprint Corp. PCS Group               Common Stock                                                                    536
    Storage Co                           Common Stock                                                                  1,260
    Sun Microsystems                     Common Stock                                                                  6,258
    Sysco Corp.                          Common Stock                                                                  2,786
    T Rowe Price Intl European Stk Fd    Common Stock                                                                  3,539
    T. Rowe Price funds                  T Rowe Price GNMA Fund                                                        4,729
    Tellabs                              Common Stock                                                                  1,585
    Texas Instruments                    Common Stock                                                                  1,471
    The Reserve Fund                     Reserve Fund Inc. Class A                                                   315,059
    Thompson Plub and Associates         Thompson Plumb Growth Fund                                                   14,861
    Time Warner Inc.                     Common Stock                                                                  2,625
    Torch Offshore, Inc.                 Common Stock                                                                  2,630
    Tyco International Ltd.              Common Stock                                                                  1,074
    Ultra Petroleum Corp.                Common Stock                                                                 34,358
    Uromed Corp.                         Common Stock                                                                     20
    Valeant Pharmaceuticals Intl.        Common Stock                                                                  2,527
    Vanguard Funds                       Vanguard GNMA Portfolio Fund                                                  3,996
    Viacom Inc. Class B                  Common Stock                                                              7,677,498
    Vodafone Group Plc.                  Common Stock                                                                  4,910
    Wal-Mart Stores                      Common Stock                                                                  5,290
    Walt Disney Co.                      Common Stock                                                                  3,522
    Weingarten Realty Investors SBI      Common Stock                                                                 13,470
    Weitz Funds                          Weitz Partners Value Fund                                                    19,492
    Weitz Funds                          Weitz Service Value Portfolio                                                 3,250
*   WESCO International, Inc.            Common Stock                                                                 23,582
    Wexford Tr Muhlenkamp                Wexford Tr Muhlenkamp Fund                                                   12,149
    Whiting Petroleum Corp.              Common Stock                                                                  4,495
    Worldcom, Inc.                       Common Stock                                                                     80
    XM Satellite Radio                   Common Stock                                                                 52,320
                                                                                                               -------------
                                                                                                               $ 228,900,618
                                                                                                               =============


*Denotes party-in-interest, for which a statutory exemption exists.

EXHIBITS

      The following exhibits are filed or incorporated as part of this report:

        Exhibit
        Number      Description
        -------     -----------
         23.01      Consent of PricewaterhouseCoopers LLP (filed herewith)





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              WESCO DISTRIBUTION, INC.
                                              RETIREMENT SAVINGS PLAN

     Date:  June 28, 2004                 By: /s/ Stephen A. Van Oss
                                              -------------------------
                                              Stephen A. Van Oss
                                              Chairman, 401K Retirement
                                              Savings Plan Administrative and
                                              Investment Committee